United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

May 2012

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒    Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-    .)

Table of Contents:

Press Release
Signature Page

LISTED COMPANY

CORPORATE TAX CODE (CNPJ) # 33,592,510/0001-54

BOARD OF TRADE REGISTRATION (NIRE) # 33,300,019,766

EXCERPT OF THE MINUTES OF THE

ORDINARY BOARD OF DIRECTORS MEETING OF VALE S.A.

On April 25, 2012, at 9:30 am, Messrs. Ricardo José da Costa Flores — Chairman, Renato da Cruz Gomes, José Ricardo Sasseron, Robson Rocha and Nelson Henrique Barbosa Filho, the alternates Messrs. João Moisés de Oliveira, Hajime Tonoki, Eduardo de Oliveira Rodrigues Filho, Paulo Sergio Moreira da Fonseca and Raimundo Nonato Alves Amorim, and also Mr. Clovis Torres as a secretary, met, ordinarily, at Vale’s head office, at Avenida Graça Aranha, 26, 19th floor, Rio de Janeiro, RJ. Therefore, the Board of Directors has unanimously resolved upon the following: “APPOINTMENT OF EXECUTIVE OFFICER OF VALE — … “Upon the Chief Executive Officer nomination, pursuant to article 33, item IV, of Vale’s By-Laws, the Board of Directors resolved to appoint Mr. ROGER ALLAN DOWNEY, Brazilian, married, bachelor in business administration, bearer of the identity card #13169366-5 issued by IFP/RJ, enrolled at Brazilian Taxpayer Registry (CPF/MF) under #623.291.626-34, with business address at 26 Graça Aranha Avenue, 18º floor, Downtown, at the City of Rio de Janeiro, RJ, as Executive Officer responsible for Fertilizer and Coal Operations and Marketing, replacing Mr. Eduardo de Salles Bartolomeo. The new Executive Officer appointed herein, whose term shall last from May 02, 2012 until May 25, 2013, has declared that is free and clear to serve in such position according to article 147 of the Brazilian Corporate Law (Law # 6.404/1976). Finally, the Board of Directors expressed its gratitude to Mr. Eduardo de Salles Bartolomeo for the services rendered to the company”. I hereby attest that the deliberations above were excerpted from the Minutes taken from the Registry of the Minutes of the Board of Directors Meetings of the Company.”

Rio de Janeiro, April 25, 2012.

Clovis Torres

Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Roberto Castello Branco
Date: May 2, 2012		Roberto Castello Branco
Director of Investor Relations